

August 31, 2023

Brooke E. Carillo
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re: Redwood Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 1, 2023**
> **Form 8-K filed July 27, 2023**
> **File No. 001-13759**

Dear Brooke E. Carillo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 27, 2023

Exhibit 99.1
Non-GAAP Disclosures, page 10

1. We note your reconciliation of GAAP Net Income Available to Common Stockholders to non-GAAP Earnings Available for Distribution; specifically, we note your reconciling item for change in economic basis of investments and your note (4) to the table. Please further clarify for us how you derive estimated economic income. In addition, please tell us how you determined it was appropriate to adjust for this item.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction